UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Strongbridge Biopharma plc

(Name of Issuer)

Ordinary Shares, $.01 par value

(Title of Class of Securities)

G85347105

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85347105	13D	Page 2 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on November 3, 2015 and Amendment No. 1 thereto filed on May 18, 2016 and Amendment No. 2 thereto filed on January 6, 2017, relating to the ordinary shares, $.01 par value (the “Ordinary Shares”) of Strongbridge Biopharma plc (the “Issuer”) having its principal executive office at 900 Northbrook Drive, Suite 200, Trevose, PA 19053.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto). Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto).

Item 2.	Identity and Background.

This statement is being filed by:

(a) Growth Equity Opportunities Fund III, LLC (“GEO”);

(b) New Enterprise Associates 14, L.P. (“NEA 14”), which is the sole member of GEO, NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; and NEA 14 GP, LTD (“NEA 14 LTD” and, together with NEA Partners 14, the “Control Entities”), which is the sole general partner of NEA Partners 14; and

(c) Forest Baskett (“Baskett”), Anthony A Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Scott D. Sandell (“Sandell”), and Peter W. Sonsini (“Sonsini”) (together, the “Directors”), and M. James Barrett, Peter J. Barris, David M. Mott, and Ravi Viswanathan. The Directors are the directors of NEA 14 LTD.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of GEO, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Florence is New Enterprise Associates, 104 Fifth Avenue, 19th Floor, New York, NY 10011. The address of the principal business office of each of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of GEO and NEA 14 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 14 is to act as the sole general partner of NEA 14. The principal business of NEA 14 LTD is to act as the sole general partner of NEA Partners 14. The principal business of each of the Directors is to manage the Control Entities, GEO and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GEO is a limited liability company organized under the laws of the State of Delaware. NEA 14 and NEA Partners 14 are exempt limited partnerships organized under the laws of the Cayman Islands. NEA 14 LTD is an exempted company organized under the laws of the Cayman Islands. Each of the Directors is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to own beneficially five percent (5%) or more of the Issuer Ordinary Shares.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. G85347105	13D	Page 3 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 25th day of October, 2021.

GROWTH EQUITY OPPORTUNITIES FUND III, LLC

By:	NEW ENTERPRISE ASSOCIATES 14, L.P. Sole Member

By:          NEA PARTNERS 14, L.P.

                General Partner

By:	NEA 14 GP, LTD General Partner

By:                          *

    Peter J. Barris

          Director

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:                                   *

          Peter J. Barris

          Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:                                   *

        Peter J. Barris

        Director

NEA 14 GP, LTD

By:                                   *

        Peter J. Barris

        Director

CUSIP No. G85347105	13D	Page 4 of 8 Pages

                            *

M. James Barrett

                            *

Peter J. Barris

                            *

Forest Baskett

                            *

Anthony A. Florence, Jr.

                            *

Patrick J. Kerins

                            *

David M. Mott

                            *

Scott D. Sandell

                            *

Peter W. Sonsini

                            *

Ravi Viswanathan

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Amendment No. 3 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. G85347105	13D	Page 5 of 8 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Strongbridge Biopharma plc.

EXECUTED this 25th day of October, 2021.

GROWTH EQUITY OPPORTUNITIES FUND III, LLC

By:	NEW ENTERPRISE ASSOCIATES 14, L.P. Sole Member

By:          NEA PARTNERS 14, L.P.

                General Partner

By:	NEA 14 GP, LTD General Partner

By:                          *

    Peter J. Barris

          Director

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:                                   *

          Peter J. Barris

          Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:                                   *

        Peter J. Barris

        Director

NEA 14 GP, LTD

By:                                   *

        Peter J. Barris

        Director

CUSIP No. G85347105	13D	Page 6 of 8 Pages

                            *

M. James Barrett

                            *

Peter J. Barris

                            *

Forest Baskett

                            *

Anthony A. Florence, Jr.

                            *

Patrick J. Kerins

                            *

David M. Mott

                            *

Scott D. Sandell

                            *

Peter W. Sonsini

                            *

Ravi Viswanathan

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. G85347105	13D	Page 7 of 8 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. G85347105	13D	Page 8 of 8 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang